                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                           268613-205
---------------------------------------------------------------
                         (CUSIP Number)

                       Alexander M. Milley
      4209 Vineland Road, Suite J-1, Orlando, Florida 32811
                         (407) 849-1090
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       September 19, 1995
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement

[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE
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                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 2
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   984,256*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               984,256*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      984,256*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
* Includes: (i) shares held by other persons joining in this filing; and (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire.
PAGE
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                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 3
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Milley Management Incorporated
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             169,147*
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         169,147*
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      169,147*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
* Consists entirely of shares held by another person joining in this filing.

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 4
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
*    Includes shares that ELX Limited Partnership has the right to acquire.
PAGE
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                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 5
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Cadmus Corporation
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   169,147
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               169,147
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      169,147
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 6
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Eliot Kirkland L.L.C.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   215,109*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               215,109*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      215,109*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.4%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      OO
_________________________________________________________________
* Includes shares that Eliot Kirkland L.L.C. has the right to acquire.
PAGE

          Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), and Cadmus Corporation, a Massachusetts corporation ("Cadmus"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 Statement ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), and the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer"). In addition, Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), is joining in this Amendment No. 9 to the Amended Statement.

          The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") were executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMM, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). This Amendment No. 9 is being executed and filed by AMM, MMI, Cadmus, ELX and Kirkland (the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and/or this Amendment No. 9 relates solely to the Amended Statement Filers and other entities who joined in the execution and filing thereof, and not to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under
Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

          This Amendment No. 9 is being filed in order to report that: (1) on May 18, 1995 the Issuer granted to AMM nonqualified stock options to purchase an aggregate of 22,500 shares of Common Stock (the "1995 Plan Options") pursuant to the Issuer's 1995 Incentive Stock Option Plan (the "1995 Plan"), which 1995 Plan Options will become 100% exercisable on November 18, 1995; (2) in August 1995 MMI contributed to the capital of Kirkland: (x) 55,023 outstanding shares of Common Stock, (y) Series A Warrants to purchase 50,000 shares of Common Stock at $3.125 per share ("Series A Warrants"), and (z) Series C Warrants to purchase 68,762 shares of Common Stock at $4.36 per share ("Series C Warrants), as part of the initial equity capitalization of Kirkland ("MMI's Initial Kirkland Investment"); and (3) also as part of the initial equity capitalization of Kirkland, in August 1995 an investor not affiliated with any of the Amended Statement Filers contributed to the capital of Kirkland an additional 41,324 outstanding shares of Common Stock (such transaction, collectively with MMI's Initial Kirkland Investment, the "Kirkland Capitalization Transfers").

          Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 2.   Identity and Background.

          Eliot Kirkland L.L.C. is a Delaware limited liability company the principal business of which is engaging in investment activities. The address of Kirkland's principal business and office is 4209 Vineland Road, Suite J-1, Orlando, Florida 32811.

(a)-(f) Kirkland has members (the limited liability company-analog to a corporation's stockholders), a single manager (the limited liability company-analog to a corporation's sole director), and executive officers (whose functions are similar to executive officers of corporations). Kirkland's sole manager is AMM, and its executive officers are AMM, Thomas R. Druggish ("TRD") and David M. Doolittle ("DMD"). Information required by this item with respect to TRD and DMD are set forth in Amendment No. 3, Amendment No. 4 and/or Amendment No. 7.

          Kirkland was formed on July 11, 1995. Since that time, Kirkland (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The 96,347 outstanding shares of Common Stock, 50,000 Series A Warrants and 68,762 Series C Warrants contributed to the capital of Kirkland in the Kirkland Capitalization Transfers were so contributed for no consideration other than equity interests in Kirkland. For this purpose outstanding shares of Common Stock were valued at $6.25 per share; Series A Warrants were valued at $3.125 per warrant; and Series C Warrants were valued at $1.89 per warrant.

Item 4.   Purpose of Transaction

          1995 Plan Options.  The stated purpose of the Issuer's
1995 Plan is to establish as close an identity as feasible between the interest of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

          Kirkland Capitalization Transfers. The purpose of the Kirkland Capitalization Transfers was to provide a portion of Kirkland's initial equity capital so that it may commence its business activities. (The other initial equity capital invested or to be invested in Kirkland does not/will not include securities of the Issuer.)

     (a) From time to time after the date hereof any one or more of AMM, MMI, ELX, Cadmus or Kirkland may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

          The Company recently filed a Post-Effective Amendment to a Registration Statement under the Securities Act of 1933 in order to effect a "shelf" registration of, among other shares, 105,354 shares of Common Stock beneficially owned by Cadmus, 168,785 shares of Common Stock beneficially owned by Kirkland and 480,000 shares of Common Stock beneficially owned by ELX. As expressed in such Post-Effective Amendment, it is the intent of Cadmus, Kirkland and ELX for the foreseeable future not to sell any of such shares, but rather to pledge some or all of such shares as security for margin loans the proceeds of which may be used for (among other things) the purchase of additional shares of Common Stock of the Company. However, there are currently no definitive plans or proposals to effect such transactions.

Item 5.   Interest in Securities of the Issuer

          (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 984,256. Of these shares:
(i) 20,000 are outstanding shares held by AMM; (ii) 77,500 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM; (iii) 22,500 are purchasable upon exercise of options (the 1995 Plan Options) granted by the Issuer to AMM and exercisable within 60 days; (iv) 96,347 are outstanding shares held by Kirkland; (v) 50,000 are purchasable upon exercise of presently exercisable, Series A Warrants held by Kirkland; (vi) 68,762 are purchasable upon exercise of presently exercisable, Series C Warrants held by Kirkland; (vii) 369,800 are outstanding shares held by ELX; (viii) 110,200 are purchasable upon exercise of presently exercisable options held by ELX on outstanding shares held by Continental Illinois Equity Corporation; and (ix) 169,147 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 19.6% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX, Cadmus and Kirkland.

          MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 169,147, all of which are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 3.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

          ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 480,000. Of these shares: (i) 369,800 are outstanding shares held by ELX; and (ii) 110,200 are purchasable upon exercise of presently exercisable options held by ELX on outstanding shares held by Continental Illinois Equity Corporation. On a percentage basis these shares represent approximately 10.0% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

          Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 169,147, consisting entirely of outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 3.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

          Kirkland. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 215,109. Of these shares: (i) 96,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable, Series A Warrants held by Kirkland; and (iii) 68,762 are purchasable upon exercise of presently exercisable, Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 4.4% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

          (b) Each of AMM, ELX, Cadmus and Kirkland has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer. MMI does not directly hold any of the Issuer's securities reported herein but, inasmuch as MMI is a controlling stockholder of Cadmus, MMI may be deemed to share (with Cadmus and/or AMM) the power to vote and to direct the vote, and to share (with Cadmus and/or AMM) the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held Cadmus. AMM's beneficial ownership of shares held (or subject to options or warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, and (iii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as being held by MMI, ELX, Cadmus or Kirkland. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as a controlling shareholder thereof. This filing shall not be construed as an admission that any of MMI, ELX, Cadmus or Kirkland is otherwise, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each of MMI, ELX, Cadmus and Kirkland hereby disclaims beneficial ownership of such shares.

     (c) Reference is hereby made to the description and discussion of the Kirkland Capitalization Transfers appearing elsewhere in this Amendment No. 9, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6.   Contracts, Arrangements, Understanding or Relationships
          With Respect to Securities of the Issuer

          Kirkland. The Limited Liability Company Agreement of Kirkland -- to which Kirkland, AMM (as manager), MMI (as a member) and its other members are party -- provides that Kirkland will be managed, and the conduct of its business and affairs will be controlled, solely by its manager, AMM, and that he will have and possess the full rights, powers, privileges and authorities of a manager under Delaware's limited liability company statute. AMM's rights, powers, privileges and authorities as manager include the right to cause Kirkland: (i) to purchase, acquire, hold and otherwise invest in equity and debt securities (including Common Stock); (ii) to vote such securities; (iii) to sell, otherwise dispose of, borrow against and otherwise deal in such securities; and (iv) to make distributions to its members (including out of the proceeds from any sale of, or any dividend or interest payments on, such securities).

          ELX. The amended Agreement of Limited Partnership of ELX -- which has been completed and to which AMM (as general partner) and its limited partners are party -- provides that ELX will be managed, and the conduct of its business will be controlled, solely by its general partner, AMM, and that he will have and possess the full powers and rights of a general partner under Delaware's limited partnership statute. AMM's powers and rights as general partner include the right on behalf of ELX: (i) to exercise options to purchase shares of the capital stock of the Issuer; (ii) to obtain financing therefor; (iii) to acquire, vote, grant proxies with respect to and dispose of shares of the capital stock of the Issuer; and (iv) to make distributions (including out of the proceeds from any sale of, or any dividend payments on, shares of the Issuer). The undersigned no longer intend to file the amended Agreement of Limited Partnership of ELX as an exhibit to the Amended Statement (or subsequent amendments thereto).

          1995 Plan Options. The 1995 Plan Options are governed by the terms of a 1995 Incentive Stock Option Plan Option Grant document, dated May 18, 1995 (the "1995 Plan Options Agreement") from the Issuer to AMM. The form of the 1995 Plan Options Agreement is being filed with this Amendment No. 9 as Exhibit C thereto. The following is a brief description of the terms of the 1995 Plan Options Agreement.

          The 1995 Plan Options Agreement permits AMM to purchase up to 22,500 shares of Common Stock at a price of $5.75 per share. The 1995 Plan Options become exercisable on November 18, 1995 and expire on May 18, 2005. AMM may exercise the 1995 Plan Options by delivery of a written notice to a designated officer of the Issuer. Unless the shares acquired upon exercise have been registered under the Securities Act of 1933, AMM shall provide the Issuer with a letter to the effect that the shares are being purchased for his own account for investment and not with a view to distribution or resale, and to such other effects as the Issuer deems necessary to comply with Federal and state securities laws. The exercise price may be paid in cash, by delivery and assignment to the Issuer of securities of the Issuer owned by AMM or by a combination of these; alternatively, AMM may purchase the shares through a "cashless" exercise. The Issuer's obligation to deliver the shares of Common Stock upon exercise of the 1995 Plan Options shall be subject to AMM's satisfaction of all applicable Federal, state and local tax withholding obligations. The 1995 Plan Options may not be transferred by AMM except by will or the laws of descent and distribution. If AMM ceases to be eligible to exercise the 1995 Plan Options, they may nevertheless be exercised within ninety days of his becoming ineligible if the Issuer consents thereto in writing or if AMM became ineligible through retirement. In the event of AMM's death or disability, the option may be exercised by AMM's executor or heir within the one-year period following his death or disability.

          The provisions of the 1995 Plan Options Agreements are subject to the terms and conditions of the 1995 Plan, which is being been filed as Exhibit B to this Amendment No. 9.


Item 7.   Material to be Filed as Exhibits

          Exhibit A  -  Joint Filing Agreement, dated September
20, 1995, among Alexander M. Milley, Milley Management
Incorporated, ELX Limited Partnership, Cadmus Corporation and
Eliot Kirkland L.L.C.

          Exhibit B - ELXSI Corporation 1995 Incentive Stock
Option Plan (the "1995 Plan")

          Exhibit C - Form of ELXSI Corporation 1995 Incentive
Stock Option Plan Option Grant document granting AMM nonqualified options to purchase 22,500 shares of Common Stock (the "1995 Plan
Options Agreement")


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 1995

                                   MILLEY MANAGEMENT
                                     INCORPORATED

/s/ Alexander M. Milley            By:/s/ Alexander M. Milley
    Alexander M. Milley,              Alexander M. Milley
    individually                      President


ELX LIMITED PARTNERSHIP            CADMUS CORPORATION

By:/s/ Alexander M. Milley         By:/s/ Alexander M. Milley
   Alexander M. Milley                Alexander M. Milley
   Sole General Partner               President


ELIOT KIRKLAND L.L.C.

By:/s/ Alexander M. Milley
   Alexander M. Milley
   President

PAGE

                          EXHIBIT INDEX


Exhibit                       Document                      Page
-------        --------------------------------------       -----

   A           Joint Filing Agreement, dated September
               20, 1995, among Alexander M. Milley,
               Milley Management Incorporated, ELX
               Limited Partnership, Cadmus Corporation
               and Eliot Kirkland L.L.C.

   B           ELXSI Corporation 1995 Incentive Stock
               Option Plan (the "1995 Plan")

   C           Form of ELXSI Corporation 1995 Incentive
               Stock Option Plan Option Grant document
               granting AMM nonqualified options to
               purchase 22,500 shares of Common Stock
              (the "1995 Plan Options Agreement")